LOCAL CORPORATION

7555 Irvine Center Drive

Irvine, CA 92618

June 27, 2013

Via EDGAR

Mr. Mark P. Shuman

Branch Chief – Legal

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Local Corporation
Preliminary Proxy Statement on Schedule 14A
Revised June 18, 2013
File No. 001-34197

Dear Mr. Shuman:

This letter responds to the comments of the letter dated June 26, 2013 to Mr. Heath Clarke on behalf of Local Corporation (the “Company”) received from you with respect to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s revised Preliminary Proxy Statement on Schedule 14A filed June 18, 2013 (the “Proxy Statement”). We have reproduced below in bold font each of the Staff comments set forth in the June 26, 2013 letter, together with the Company’s responses in regular font immediately following each reproduced comment. The Company’s responses in this letter correspond to the numbers you placed adjacent to your comments in the June 26, 2013 letter.

Questions and Answers About the 2013 Annual Meeting and Voting

Why are we seeking stockholder approval for Proposal No. 4?, page 5

1. In the carryover sentence at the bottom of page 5, you refer to “certain” anti-dilution features in the Notes and Warrants. Consistent with prior comment 5, please describe concisely, in specific and understandable terms, the adjustment provisions that will potentially be impacted by future fluctuations in market price. Also revise similar language on page 48.

The Company will revise Proposal 4 in accordance with the foregoing comment. A copy of the Company’s proposed revisions to proposal 4 is attached hereto. The Company will revise the Q&A section cited above as follows (additions in bold underline and deletions in ~~bold strikethrough~~):

Why are we seeking stockholder approval for Proposal No. 4?

As more fully described in the section titled Proposal 4 in this Proxy, in April 2013, we issued $5,000,000 aggregate principal amount of our 7% Convertible Subordinated Notes due April 2015 (the “Notes”), which are convertible into shares of our common stock, and warrants (the “Warrants”) that are exercisable into shares of our common stock. Subject to stockholder approval of the Proposal, the Notes and Warrants will be fully convertible into shares of our Common Stock. In the absence of stockholder approval, the Notes and Warrants contain provisions which limit the total amount of shares of Common Stock into which the Notes and Warrants may be converted to19.99% in the aggregate to all Investors. In the event that, but for the foregoing cap on total conversion, the Investors would be entitled to convert their Notes and exercise their Warrants into shares of Common Stock in excess of 19.99% in the aggregate as a result of the impact of certain volume weighted price adjustment provisions ~~anti-dilution features~~ in the Notes and Warrants, then a default interest rate of eighteen percent (18%) shall be applied to that portion of the Notes which are not convertible into shares of Common Stock and certain other rights and terms may become applicable.

Nasdaq Marketplace Rule 5635(d) requires stockholder approval prior to the issuance of securities in connection with a transaction (other than a public offering) involving the sale, issuance or potential issuance by us of common stock (or securities convertible into or exercisable for common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock.

The Notes contain provisions which allow us to pay our interest obligations under the Notes in shares of our Common Stock instead of cash. If we elect to pay our interest obligations under the Notes in shares of our Common Stock, the number of shares to be issued in satisfaction of such interest obligations would be determined by dividing such interest obligation amount by 93% of the market price of our common stock as of the applicable payment date. The “market price” of our Common Stock is the lesser of (i) the closing sale price of our Common Stock on the date before the applicable payment date and (ii) the volume weight average price over the 20 trading day period prior to the date before the applicable payment date. Since the price at which our Common Stock is converted into the interest obligation amount is at a discount to the market price and there is no guarantee as to what the market price will be, a potentially unlimited number of additional shares of our Common Stock could be used to pay these obligations.

Initially, the Notes are convertible in 2,487,562 shares of our Common Stock and the Warrants are exercisable into 746,268 shares of our Common Stock, ~~subject to customary anti-dilution adjustments,~~ at a price of $2.01 per share. However, the terms of the Notes also allow us to issue shares of our Common Stock in satisfaction of our interest obligations under the Notes. Additionally, the Notes and the Warrants contain certain volume weighted price adjustment provisions which, if triggered, will lower the price at which the Notes are convertible into shares of Common Stock and the price at which the Warrants are exercisable for shares of Common Stock in certain circumstances. Under the terms of the Notes, the conversion price of the Notes can fluctuate in the event (i) there is an event of default under the Notes, the holders of the Notes elect to use the alternative conversion price to convert their Notes, and the alternative conversion price is less than the then-current conversion price for the Notes, (ii) we undertake certain stock dividends, split, combinations, distributions, or (iii) we undertake certain issuances of Common Stock or convertible securities at prices lower than the then-current conversion price for the Notes. In such instances, the conversion price of the Notes can fluctuate lower than the current conversion price of $2.01 per share. Under the terms of the Warrants, the exercise price of the Warrants can fluctuate in the event (i) we undertake certain stock dividends, split, combinations, distributions, or (ii) we undertake certain issuances of Common Stock or convertible securities at prices lower than the then-current exercise price for the Warrants. In such instances, the number of shares of Common Stock for which the Warrants are issuable can fluctuate higher and the exercise price of the Warrants can fluctuate lower than the current exercise price of $2.01 per share. Taking into account the use of Common Stock to pay our interest obligations under the Notes and the potential for the ~~such potential circumstances and the~~ volume weighted price adjustment provisions to be triggered in the circumstances set forth above, the investors ~~would~~ could be entitled to convert the Notes and exercise the Warrants into 20% or more of our Common Stock, if not for the aggregate cap on conversion. If this were to happen and the investors were unable to fully convert the Notes and exercise the Warrants as a result of this aggregate cap, then a default interest rate of eighteen percent (18%) will be applied to that portion of the Notes which are not convertible into shares of Common Stock and certain other rights and terms may become applicable. Therefore, we are asking our stockholders to approve the issuance of 20% or more of our outstanding common stock in accordance with the Nasdaq Marketplace Rule 5635(d).

Proposal 4 — Approval of the Issuance of Shares of Common Stock of the Company Upon the Full Exercise of Convertible Notes and Warrants by Investors Who Took Place in an Offering of Convertible Notes and Warrants in April 2013

Provisions Requiring Stockholder Approval, page 47

2. In the first paragraph, please describe the provision of the note that allows you to pay note obligations in common stock at 93% of the market price of your common stock.

The Company will revise Proposal 4 in accordance with the foregoing comment. A copy of the Company’s proposed revisions to proposal 4 is attached hereto.

3. Refer to the first sentence of the second paragraph. Regarding the volume weighted price-adjustment provisions of the warrants, please expand your disclosure to describe the types of events that will trigger a reduction in the exercise price and concisely explain how the exercise price is adjusted and the intended economic impact of the market-price dependent adjustments. Consider adding a readily understandable, concrete example showing how the exercise price potentially decreases and the number of offered shares correspondingly increases through the operation of this provision.

The Company will revise Proposal 4 in accordance with the foregoing comment. A copy of the Company’s proposed revisions to proposal 4 is attached hereto.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (949) 789-5216 if you should have any follow-up questions or comments.

Sincerely,

/s/ Kenneth S. Cragun

Kenneth S. Cragun

Chief Financial Officer

Local Corporation

C:	Heath Clarke, CEO of Local Corporation

Additions in Bold Underline and Deletions in ~~Bold Strikethrough~~

PROPOSAL 4 — APPROVAL IN ACCORDANCE WITH NASDAQ MARKETPLACE RULES, OF THE ISSUANCE OF SHARES OF OUR COMMON STOCK UNDERLYING CONVERTIBLE NOTES AND WARRANTS PREVIOUSLY ISSUED BY US TO INVESTORS WHO TOOK PART IN AN OFFERING OF CONVERTIBLE NOTES AND WARRANTS IN APRIL 2013, IN AN AMOUNT EQUAL TO OR IN EXCESS OF 20% OF OUR COMMON STOCK OUTSTANDING BEFORE THE ISSUANCE OF OUR COMMON STOCK UNDERLYING SUCH CONVERTIBLE NOTES AND WARRANTS.

Background

On April 10, 2013, we entered into a Convertible Note and Warrant Purchase Agreement (the “Agreement”) with The Tail Wind Fund Ltd. and certain other institutional investors (the “Investors”), pursuant to which we sold $5.0 million in convertible subordinated notes (the “Notes”), bearing interest at 7% per annum and convertible into shares of our common stock, par value $0.00001 per share (the “Common Stock”), and warrants (the “Warrants”) to purchase 746,268 shares of Common Stock (collectively, the “Financing”). The Agreement, form of Notes, and form of Warrants are attached hereto as Appendices B through D, respectively (collectively, the “Financing Documents”). The Notes have a maturity date of twenty four (24) months from the date of closing. The Warrants have an expiration date of sixty (60) months from the date of closing. The Notes are convertible to shares of Common Stock and the Warrants are exercisable at $2.01 per share of Common Stock. The proceeds from the Financing were used for expenses related to the Financing and for working capital.

We may, at our election, issue shares of our Common Stock in satisfaction of our interest obligations under the Notes, provided certain conditions have been met, and provided further that such Common Stock shall be issued at a price equal to 93% of the then-current market price for our Common Stock, as calculated under the Notes. Under the terms of the Notes, the conversion price of the Notes can fluctuate in the event (i) there is an event of default under the Notes, the holders of the Notes elect to use the alternative conversion price to convert their Notes, and the alternative conversion price is less than the then-current conversion price for the Notes, (ii) we undertake certain stock dividends, split, combinations, distributions, or (iii) we undertake certain issuances of Common Stock or convertible securities at prices lower than the then-current conversion price for the Notes. In such instances, the conversion price of the Notes can fluctuate lower than the current conversion price of $2.01 per share. The Notes are convertible by the holders of the Notes at any time. We can force the conversion of the Notes by the holders in the event the trading price for our Common Stock exceeds 200% of the then current conversion price for a period of 90 trading days and certain other conditions have been met. The Notes prevent us from assuming any new indebtedness, except permitted indebtedness, as defined in the Notes, which includes allowance for certain types of indebtedness, including our line of credit with Square 1 Bank. Events of Default under the Notes includes failure to pay principal or interest timely when due, failure to timely convert the Notes to Common Stock if requested, failure to comply with the terms of the Notes, Warrants or other Financing Documents, a breach of representations and warranties by us, failure to file required SEC reports, failure to maintain listing on Nasdaq, and certain cross default provisions. In the event of default under the Notes, the Notes will bear interest at a default rate of eighteen percent (18%) per annum.

Under the terms of the Warrants, the exercise price of the Warrants can fluctuate in the event (i) we undertake certain stock dividends, split, combinations, distributions, or (ii) we undertake certain issuances of Common Stock or convertible securities at prices lower than the then-current exercise price for the Warrants. In such instances, the exercise price of the Warrants and the number of Warrants can fluctuate lower than the current exercise price of $2.01 per share.

In connection with the Agreement, we entered into an Investor Rights Agreement with each of the Investors (the “IRA”), the form of which is attached hereto as Appendix E. The IRA contains a requirement that we register the Common Stock into which the Notes are convertible and for which the Warrants are exercisable with the Securities and Exchange Commission. We fulfilled our obligation to file a Form S-3 Registration Statement within 45 days of the closing by filing a Form S-3 on May 6, 2013. We are also required to have such registration statement declared effective within 120 days of the closing, and to maintain the effectiveness of such registration statement for so long as the Notes, Warrants or shares of Common Stock issued pursuant to the Notes or Warrants are held by the Investors or their permitted assignees. We may become responsible for certain liquidated damages if we fail to meet our obligations under the IRA.

As security for our obligations the Financing Documents and the IRA, we have granted the Investors a security interest on all of our assets. Additionally, each of our wholly-owned subsidiaries, Krillion, Inc. and Screamin Media Group, Inc., have guaranteed all of our obligations with respect to the Investors under the Financing Documents and the IRA pursuant to a Guarantee Agreement (the “Guarantee”), the form of which is attached hereto as Appendix F. Krillion, Inc. and Screamin Media Group, Inc. have each offered as security for their obligations under the Guarantee a security interest in their respective assets. The Investors have subordinated all of their secured interests to Square One Bank pursuant to a subordination agreement with Square One Bank.

We engaged Merriman Capital, Inc. and Ladenburg Thalmann & Co. Inc., in order to assist us with the Financing. A special committee of the Board of Directors was formed for purposes of evaluating the potential financial advisors and made the selection of Merriman Capital, Inc. and Ladenburg Thalmann & Co. Inc. The special committee of the Board was comprised entirely of independent Board members. Our lead director, Norman K. Farra, Jr., currently serves as FEP Advisor for Merriman Capital, Inc. For his services in connection with the Financing, Mr. Farra received an aggregate fee of approximately $127,500. In light of the engagement of Merriman Capital, Inc. and the potential for a conflict of interest, Mr. Farra resigned his positions on the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee of our Board of Directors on January 16, 2013, as previously disclosed.

Provisions Requiring Stockholder Approval

The Notes and the Warrants contain certain volume weighted price adjustment provisions which, if triggered, will lower the price at which the Notes are convertible into shares of Common Stock and the price at which the Warrants are exercisable for shares of Common Stock in the event (i) there is an event of default under the Notes, holders of the Notes elect to use the alternative conversion price to convert their Notes, and the alternative conversion price is less than the then-current conversion price for the Notes, (ii) we undertake certain stock dividends, split, combinations, distributions, of (iii) we undertake certain issuances of Common Stock or convertible securities at prices lower than the then-current conversion price for the Notes. Additionally, the Notes contain provisions which allow us to pay our interest obligations under the Notes in shares of our Common Stock instead of cash. If we elect to pay our interest obligations under the Notes in shares of our Common Stock, the number of shares to be issued in satisfaction of such interest obligations would be determined by dividing such interest obligation amount by 93% of the market price of our common stock as of the applicable payment date. The “market price” of our Common Stock is the lesser of (i) the closing sale price of our Common Stock on the date before the applicable payment date and (ii) the volume weight average price over the 20 trading day period prior to the date before the applicable payment date. Since the price at which our Common Stock is converted into the interest obligation amount is at a discount to the market price and there is no guarantee as to what the market price will be, a potentially unlimited number of additional shares of our Common Stock could be used to pay these obligations.

The Notes and Warrants contain provisions which limit the total amount of shares of Common issuable to each Investor individually ~~Stock into which the Notes and Warrants may be converted on a per Investor basis~~ and, in accordance with Nasdaq Marketplace Rule 5635(d), 19.99% in the aggregate to all Investors pursuant to the Financing, including through conversion of the Notes, exercise of the Warrants and payment of the interest obligations under the Notes. In the event that, but for the foregoing cap on total conversion, the Investors would be entitled to convert their Notes and exercise their Warrants into shares of Common Stock in excess of 19.99% in the aggregate as a result of the impact of certain volume weighted price adjustment provisions in the Notes and Warrants, then a higher interest rate shall be applied to that portion of the Notes which are not convertible into shares of Common Stock and certain other rights and terms may become applicable. In addition, if we do not obtain stockholder approval for us to issue Common Stock equal to 20% of more of the Common Stock outstanding before the Financing at this annual meeting of stockholders, then 19.99% conversion caps remain in place and we may be required to pay interest amounts under the Notes in cash to the extent that the issuance of shares of Common Stock to satisfy our interest payment obligations under the Notes would result in our exceeding the conversion cap. Payment of interest amounts in cash would require us to dedicate a significant portion of our cash flows from operations and other capital resources to these payments. In addition, we are obligated to seek stockholder approval at each subsequent annual meeting of stockholders until approval is obtained or all our ~~our~~ obligations under the Notes and Warrants have been fulfilled. In the event we are in default under the Financing Documents, then we will be obligated to seek stockholder approval within four months of such event of default and each four month period thereafter until approval is obtained or all of our obligations under Notes and Warrants have been fulfilled.

Nasdaq Listing Requirements and the Necessity of Stockholder Approval

As a Nasdaq listed company, we are required to follow all applicable Nasdaq rules, including the Nasdaq Marketplace Rules. One such rule is rule 5635(d)(2) which requires stockholder approval when, in connection with a transaction other than a public offering, a transaction involves the potential issuance by us of Common Stock equal to 20% or more of the Common Stock outstanding before such potential issuance. Stockholder approval was not required at the closing the Financing because the terms of the Financing would not result in issuances equal to or more than 20%. However, we agreed in the Financing Documents to seek stockholder approval which would allow us to exceed the 19.99% aggregate cap on the total shares of Common Stock that are issuable pursuant to the Notes and the Warrants.

In order to satisfy all applicable Nasdaq Marketplace Rules, including without limitation Nasdaq Marketplace Rule 5635(d), which will have the effect of removing the 19.99% aggregate cap on the total shares of Common Stock that are issuable pursuant to the Notes and the Warrants, the Board of Directors is seeking shareholder approval for the issuance of shares of our Common Stock underlying the Notes and Warrants in an amount equal to or in excess of 20% of our Common Stock outstanding before the issuance of the Common Stock underlying the Notes and Warrants.

Our stockholders are being asked to approve the potential issuance by us of Common Stock equal to 20% or more of Common Stock outstanding before the Financing. If the 19.99% aggregate cap on the total shares of Common Stock that are issuable pursuant to the Notes and the Warrants is removed, there is no way to reasonably calculate the total number of our shares of Common Stock into which the Notes and the Warrants may ultimately be convertible, as it would be dependent upon factors that are not yet determined or known. The number of issuable shares can increase without limit if we elect to pay our interest obligations under the Notes in shares of our Common Stock. Additionally, the number of issuable and exercisable shares can increase without limit, as market price of our Common Stock falls and as shares are sold at lower prices if the volume weighted price adjustment provision are triggered in the event (i) there is an event of default under the Notes, holder of the Notes elect to ~~sue~~ use the alternative conversion price to convert their Notes, and the alternative conversion price is less than the then-current conversion price for the Notes, (ii) we undertake certain stock dividends, split, combinations, distributions, or (iii) we undertake certain issuances of Common Stock or convertible securities at prices lower than the then-current conversion price for the Notes. In such instances, the conversion price of the Notes can fluctuate materially lower than the current conversion price of $2.01 per share.

In the event there is an event of default under the Notes and the holder elects to convert the notes, the Notes would be converted at the lower of the conversion price then in effect or a price equal to 80% of the volume weighted average price on the trading day immediately preceding the conversion date.

By way of illustration, assuming we are in an event of default under the Notes and the holders of the Notes elect to use the alternative conversion price to convert their Notes, the following table sets forth the dilutive impact of such a conversion assuming that the alternative price (i.e., the then-current conversion price or 80% of the volume-weighted average sale price for the Common Stock on trading day immediately preceding such conversion) is approximately 25%, 50% and 75% of the current conversion price of $2.01:

Conversion Price	Number of Shares to be Issued upon Conversion
$2.01 (current conversion price)	2,487,562
$1.50 (approximate 25% decrease)	3,333,332
$1.00 (approximate 50% decrease)	5,000,000
$0.50 (approximate 75% decrease)	10,000,000

In the event of a stock dividend, split or combination, the conversion price of the Notes would be adjusted in accordance with the following formula:

a x (b/c)

Where:

a = Current Conversion Price

b= Number of shares of Common Stock outstanding before the event

c= Number of shares of Common Stock outstanding after the event

In the event of a subsequent issuance of Common Stock by us, the conversion price of the Notes would be adjusted in accordance with the following formula:

a x (b+c)/d

Where:

a = Current Conversion Price

b= Number of shares of Common Stock outstanding at time of issuance

c= Number of shares of Common Stock issued

d= Number of shares of Common Stock outstanding after the issuance

By way of ~~further~~ illustration, the following table sets forth the impact of a subsequent issuance of Common Stock by us at approximately 25%, 50% and 75% of the current conversion price of $2.01 in which the total value of such subsequent issuance of Common Stock is valued at $1,000,000, $5,000,000 or $10,000,000:

Issuance Value	Issuance Price		Number of Shares to be Issued Upon Conversion of Notes
$1,000,000	$ $ $	1.50 1.00 0.50	2,505,564 2,541,037 2,576,510
$5,000,000	$ $ $	1.50 1.00 0.50	2,570,508 2,733,959 2,897,410
$10,000,000	$ $ $	1.50 1.00 0.50	2,638,637 2,936,343 3,234,049

The number of shares of our Common Stock for which the Warrant are exercisable and the price at which such shares of our common Stock may be purchased upon exercise of the warrant may be adjusted in the event (i) we undertake certain stock dividends, split, combinations, distributions, or (ii) we undertake certain issuances of Common Stock or convertible securities at prices lower than the then-current exercise price for the Warrants. These provisions are intended to provide the Investors with partial protection from the effects of actions that dilute their interests in our Company on a fully-converted and fully-exercised basis. These provisions could result in substantial dilution to investors in our Common Stock that purchased our shares at higher prices.

In such instances, the number of shares of Common Stock for which the Warrants are issuable can fluctuate higher and the exercise price of the Warrants can fluctuate lower than the current exercise price of $2.01 per share.

In the event of a stock dividend, split or combination, the number of shares of Common Stock acquirable pursuant to the Warrants would be adjusted in accordance with the following formula:

a x (b/c)

Where:

a = Current total number of shares of Common Stock issuable pursuant to the Warrant

b= Number of shares of Common Stock outstanding after the event

c= Number of shares of Common Stock outstanding before the event

Simultaneously, the exercise price of the Warrants would be adjusted in accordance with the following formula:

(a x b)/c

Where:

a= Current Warrant Price

b= Number of shares of Common Stock issuable pursuant to the Warrant prior to the adjustment above

c= Number of shares of Common Stock issuable pursuant to the Warrant after such adjustment

In the event of a subsequent issuance of Common Stock by us, the number of shares of Common Stock acquirable pursuant to the Warrants would be adjusted in accordance with the following formula:

a/(a x ((b+(c/a))/d))

Where:

a = Current exercise price of the Warrant

b= Number of shares of Common Stock outstanding prior to the issuance

c= Aggregate consideration received by the issuance

d= Number of shares of Common Stock outstanding after the issuance. Simultaneously, the exercise price of the Warrants would be adjusted in accordance with the following formula:

a x ((b+(c/a))/d)

Where:

a= Current exercise price of the Warrant

b= Number of shares of Common Stock outstanding prior to the issuance

c= Aggregate consideration received by the issuance

d= Number of shares of Common Stock outstanding after the issuance

By way of illustration, the following table sets forth the impact of a subsequent issuance of Common Stock by us at approximately 25%, 50% and 75% of the current exercise price of the Warrants of $2.01 in which the total value of such subsequent issuance of Common Stock is valued at $1,000,000, $5,000,000 or $10,000,000:

Issuance Value	Issuance Price		Number of Shares Issuable In Aggregate to Warrant Holders	Exercise Price of Such Warrants Post-Subsequent Issuance
$1,000,000	$ $ $	1.50 1.00 0.50	751,668 730,564 701,196	$ $ $	2.00 1.97 1.89
$5,000,000	$ $ $	1.50 1.00 0.50	771,152 820,186 967,292	$ $ $	1.95 1.83 1.55
$10,000,000	$ $ $	1.50 1.00 0.50	791,590 880,902 1,148,838	$ $ $	1.89 1.70 1.31

Finally, in the event we elect to pay our interest obligations under the Notes in shares of our Common Stock, the number of shares to be issued in satisfaction of such interest obligations could fluctuate materially higher if the market price for our Common Stock is materially lower. By way of illustration, the following table sets forth the impact that lower market prices for our Common Stock would have on the number of shares of Common Stock to be issued in satisfaction of our interest obligations under the Notes, assuming a market price of approximately 25%, 50% and 75% of the current conversion price of the Notes:

Market Price of Common Stock at interest payment date	Conversion price (93% of Market Price)	Number of shares of Common Stock issued for interest payment
$2.01	$1.87	374,472
$1.50	$1.40	501,792
$1.00	$0.93	752,688
$0.50	$0.47	1,505,376

Accordingly, if any or all of these provisions of the Notes and Warrants are triggered, then potentially material additional dilution to our existing stockholders may occur and our ability to complete a subsequent financing to fund our operating needs could be materially adversely affected.

Required Vote

The affirmative vote of a majority of the issued and outstanding shares of the Common Ctock entitled to vote at this meeting is necessary for approval of the issuance of shares of our Common Stock underlying the conversion of the Notes and exercise of the Warrants in an amount equal to or in excess of 20% of our common Stock outstanding before the Financing. If you own shares through a bank, broker, or other holder of record, you must instruct your bank, broker, or other holder of record how to vote in order for them to vote your shares so that your vote can be counted on this Proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL, IN ACCORDANCE WITH NSADAQ MARKETPLACE RULES, OF THE ISSUANCE OF SHARES OF OUR COMMON STOCK UNDERLYING CONVERTIBLE NOTES AND WARRANTS PREVIOUSLY ISSUED BY US, IN AN AMOUNT EQUAL TO OR IN EXCESS OF 20% OF OUR COMMON STOCK OUTSTANDING BEFORE THE ISSUANCE OF OUR COMMON STOCK UNDERLYING SUCH CONVERTIBLE NOTES AND WARRANTS.